Filed by Expedia, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
of the Securities Exchange Act of 1934

Subject Company: Expedia, Inc.
Commission File No. 000-27429

Email message, dated June 2, 2002, from Richard Barton, President and Chief Executive Officer of Expedia, Inc. to the employees of Expedia, Inc.:

Over the weekend, USA Interactive notified our board of directors that it would like to purchase the shares in Expedia that it doesn’t already own. It did the same for its 2 other majority owned public subsidiaries, Ticketmaster-Citysearch, and Hotels.com. This is part of USA’s strategy to create a more integrated interactive commerce experience for the millions of customers of its leading properties. I believe that such a strategy is quite sound, and I also believe that Expedia and its people are the cornerstone of USAI’s ability to make this dream a reality. The aggressiveness with which Expedia has pursued early integration with Ticketmaster, CItysearch, and the USA Travel Channel is a great early indicator of what might be possible. I see this as yet another opportunity for us to stomp on the gas, broaden Expedia’s view, and lengthen its reach.

The process on this will stretch out over a few weeks at least. First, the board of directors will form a special committee of independent directors to evaluate the USA offer relative to what is in the best interests of our shareholders and employees.

It should be quite obvious to you all that the reason for USAI’s interest in us is due to the fact that Expedia has pretty much kicked butt. Needless to say, this was not why Sabre bought Travelocity recently. Two and a half years ago we were half the size of Travelocity and in the March quarter we were 40% larger. I don’t say this so we get comfortable with our products, our service, or our competitive position. Don’t get comfortable. We are really truly only one click away from our competition. However, facts are facts, and you guys have really kicked some serious butt. I want you to know, that should this offer from USAI not go through, we are going to continue to kick butt. I’ll keep everyone posted.

Rich

About Expedia, Inc.

Expedia, Inc. (NASDAQ: EXPE) is the world’s leading online travel service and was the seventh largest travel agency in the United States in 2001. To meet the needs of travelers around the globe, it operates Expedia.com in the United States and localized versions throughout Europe and Canada. Expedia.com helps travelers travel right with a wide variety of travel products and services, such as Expedia® Special Rate hotels and vacation rentals with the guaranteed lowest prices. Expedia operates Classic Custom Vacations, Inc., a leading wholesaler of premiere vacation packages to destinations such as Hawaii, Mexico, Europe and the Caribbean. Travelscape, Inc., wholly owned by Expedia, also operates as WWTE, a private-label online travel business that supplies car and hotel inventory to third parties. Expedia is a majority-owned subsidiary of USA Interactive (NASDAQ: USAI).

Important Disclosures

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ USA INTERACTIVE’S EXCHANGE OFFER STATEMENT FOR EXPEDIA, INC. TO BE INCLUDED IN A REGISTRATION STATEMENT TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN THIS DOCUMENT AND OTHER FILED DOCUMENTS FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV. IN ADDITION, THIS REGISTRATION STATEMENT MAY ALSO BE OBTAINED FREE OF CHARGE BY CONTACTING USA INTERACTIVE, 152 WEST 57TH STREET, NEW YORK, NEW YORK, 10019, ATTENTION: INVESTOR RELATIONS.

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include the information relating to possible or assumed future results of operations of Expedia and its subsidiaries, including those preceded by, followed by or that include the words “believes,” “could,” “projects,” “budgets,” “estimates,” “intends,” “expects,” “anticipates” or similar expressions. These statements reflect the current views of Expedia with respect to future events, and are based on information currently available to Expedia. These forward-looking statements are subject to risks, uncertainties and assumptions that may affect the operations, performance, development and results of Expedia’s and its subsidiaries’ business. The following important factors, in addition to those described in Expedia’s filings with the Securities and Exchange Commission, could affect the future results of Expedia and the other subsidiaries of Expedia described in this document, and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes generally or in economic conditions in the markets served by our businesses; future regulatory actions and conditions in our businesses’ operating areas; competition from others; successful integration of recently acquired businesses; product demand and market acceptance; the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the ability to expand into and successfully operate in foreign markets; and obtaining and retaining key executives and employees. You are cautioned not to place undue reliance on these forward-looking statements, which are made as of the date of this document. Expedia undertakes no obligation to update or revise the forward-looking statements contained in this document, whether as a result of new information, future events or any other reason.

Expedia, Expedia.com and the Expedia logo are either registered trademarks or trademarks of Expedia, Inc. in the U.S., Canada and/or other countries. The names of actual companies and products mentioned herein may be trademarks of their respective owners.

For investor information about Expedia, Inc.:

Marj Charlier, Director of Investor Relations, (425) 564-7666
or call our Investor Relations team at (425) 564-7233

For more information, press only:

Darcy Bretz, Edelman Public Relations, (312) 240-2619
darcy.bretz@edelman.com or visit http://expedia.com/daily/press